

Mail Stop 4631

May 6, 2010

Via U.S. mail

Gary Burkinshaw
Chief Executive Officer
Shawcore Development Corp.
329 Manchester Road
Deepcar, Sheffield
England, S36 2RB

> **RE: Shawcore Development Corp.**
> **Amendment No. 5 to Form S-1**
> **Filed April 23, 2010**
> **File No. 333-162461**

Dear Mr. Burkinshaw:

We have reviewed your filing and have the following comments.

Description of Business, page 17

Government Regulations, page 20

1. We note your response to comment one in our letter dated April 15, 2010. As previously requested, please clarify whether you are required to obtain government <u>approval</u>, in addition to certification, of your products before you begin selling and distributing them into the market. If so, please describe the applicable approval process, including your estimate of how long each step will take to complete, identify your status within this process, and discuss any material effect on your business of having to obtain such governmental approval. See Items 101(h)(4)(viii) and (ix) of Regulation S-K.

Exhibit 23.1

2. As previously requested, please request that De Joya Griffith & Company, LLC provide you with a consent for the inclusion of their audit report dated January 27, 2010 for your balance sheet as of August 31, 2009 and the related statements of operations, stockholders' equity, and cash flows from inception (September 25,

2008) through August 31, 2009 in your S-1/A. This report should also consent to the reference as experts in the S-1/A.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736 or Terence O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Hagen Ganem, Staff Attorney, at (202) 551-3330 or me at (202) 551-3765 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Diane D. Dalmy, Esq. (via facsimile)